Intelligent Bio Solutions Inc.

142 West, 57th Street, 11th Floor

New York, NY 10019

March 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Intelligent Bio Solutions Inc.
Registration Statement on Form S-3
File No. 333-277642

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Intelligent Bio Solutions Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on March 15, 2024, or as soon thereafter as possible on such date.

Very truly yours,

Intelligent Bio Solutions Inc.

By:	/s/ Spiro Sakiris
Name:	Spiro Sakiris
Title:	Chief Financial Officer